Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1        Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2        Date of Material Change

March 5, 2019 and March 6, 2019.

Item 3        News Release

The press releases attached as Schedule “A” and Schedule “B” were disseminated through Marketwired on March 5, 2019 and March 6, 2019 with respect to the material changes.

Item 4        Summary of Material Change

On March 5, 2019, the Company filed a preliminary short-form prospectus dated March 5, 2019 with securities regulators in Ontario, British Columbia and Alberta and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission, with respect to its offering of units (the “Offering”) for minimum gross proceeds at US$20,000,000 and the maximum gross proceeds at US$25,000,000.

On March 6, 2019, the Company set the price of the Offering at US$3.40 per unit and determined that each unit would consist of one common share and one common share purchase warrant and that the warrants would each be exercisable for one common share at a price of US$4.00 for a period of 5 years following the closing of the Offering.

Item 5       Full Description of Material Change

5.1             Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B”.

5.2             Disclosure for Restructuring Transactions

Not applicable.

Item 6        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7        Omitted Information

Not applicable.

Item 8        Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:             stephen@titanmedicalinc.com
Website:          www.titanmedicalinc.com

Item 9        Date of Report

March 6, 2019.

Schedule “A”

[See Attached]

Schedule “B”

[See Attached]